Exhibit 99

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company

      The reporting issuer is Magna International Inc. (the "Corporation" or "Magna"), a corporation existing under the laws of the Province of Ontario and having its registered office at 337 Magna Drive, Aurora, Ontario, Canada L4G 7K1.

2.	Date of Material Change

      The material change occurred on November 4, 2008.

3.	Press Release

      On Tuesday, November 4, 2008 at approximately 5:00 a.m. (Toronto time), a press release describing the material change was issued by the Corporation and delivered to the Ontario Securities Commission and the other Canadian securities regulatory authorities, to the TSX, to the NYSE and to Canada NewsWire for publication and dissemination through its Canadian Disclosure, Custom U.S. National, European Financial Markets and Russia All CIS Nations networks. A copy of the press release is attached.

4.	Summary of Material Change

      On November 4, 2008, the Corporation announced its financial results for the three months and nine months ended September 30, 2008, including an operating loss of US$112 million, a net loss of US$215 million and a diluted loss per share of US$1.93, representing the Corporation's first quarterly loss since the three-month period ended January 31, 1991. The Corporation's Board of Directors also declared a quarterly dividend in the amount of US$0.18 per Class A Subordinate Voting Share and Class B Share, payable on December 15, 2008 to shareholders of record on November 28, 2008. The dividend amount represents a reduction of US$0.18 per share from the US$0.36 paid as a dividend for each of the prior five quarters.

5.	Full Description of Material Change

      On November 4, 2008, the Corporation announced its unaudited interim consolidated financial results for the three months and nine months ended September 30, 2008. For the quarter ended September 30, 2008, the Corporation's operating loss was US$112 million, net loss was US$215 million and diluted loss per share was US$1.93, representing the Corporation's first quarterly loss since the three-month period ended January 31, 1991 and representing decreases of US$379 million, US$370 million and US$3.31, respectively, each compared to the third quarter of 2007.

      The Corporation's Board of Directors also declared a quarterly dividend in the amount of US$0.18 per Class A Subordinate Voting Share and Class B Share, payable on December 15, 2008 to shareholders of record on November 28, 2008. The dividend amount represents a reduction of US$0.18 per share from the US$0.36 paid as a dividend for each of the prior five quarters. The decision to reduce the quarterly dividend reflects the impact of the auto industry down turn on the Corporation's third quarter financial results, the Corporation's review of all uses of cash with an eye to maintaining the Corporation's financial position in light of the continuing industry challenges and the uncertainty about the timing of an industry recovery in the Corporation's traditional markets.

6.	Reliance on Section 7.1(2) or (3) of NI 51-102

      This report is not being filed on a confidential basis.

7.	Omitted Information

	Not applicable.

8.	Executive Officer

	For further information, please contact Bassem A. Shakeel, Senior Legal Counsel and Secretary of the Corporation at (905) 726-7070.

	DATED at Aurora, Ontario the 6th day of November, 2008.


Schedule A

MAGNA INTERNATIONAL INC.
337 Magna Drive
Aurora, ON, Canada L4G 7K1
Tel:  905-726-2462
Fax:  905-726-7164

Magna announces third quarter and year to date results

    AURORA, ON, Nov. 4 /CNW/ - Magna International Inc. (TSX: MG.A; NYSE:
MGA) today reported financial results for the third quarter and nine months ended September 30, 2008.

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                                   THREE MONTHS ENDED    NINE MONTHS ENDED
                                      SEPTEMBER 30,         SEPTEMBER 30,
                                  --------------------- ---------------------
                                       2008       2007       2008       2007
                                  ---------- ---------- ---------- ----------

    Sales                         $   5,533  $   6,077  $  18,868  $  19,231

    Operating (loss) income       $    (112) $     267  $     493  $     949

    Net (loss) income             $    (215) $     155  $     219  $     635

    Diluted (loss) earnings
     per share                    $   (1.93) $    1.38  $    1.92  $    5.69

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    All results are reported in millions of U.S. dollars, except per share figures, which are in U.S. dollars.

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    THREE MONTHS ENDED SEPTEMBER 30, 2008
    -------------------------------------

    We posted sales of $5.5 billion for the third quarter ended September 30, 2008, a decrease of 9% over the third quarter of 2007. This lower sales level was a result of decreases in our North American production sales and complete vehicle assembly sales, offset in part by increases in our European and Rest of World production sales and our tooling, engineering and other sales.
    During the third quarter of 2008, our North American average dollar content per vehicle remained essentially unchanged while our European average dollar content per vehicle increased by 10%, each compared to the third quarter of 2007. In addition, North American and European vehicle production declined 18% and 8%, respectively, each compared to the third quarter of 2007.
    Complete vehicle assembly sales decreased 20% to $687 million for the third quarter of 2008 compared to $859 million for the third quarter of 2007, while complete vehicle assembly volumes declined 40% to 25,231 units compared to the third quarter of 2007.
    During the third quarter of 2008, operating loss was $112 million, net loss was $215 million and diluted loss per share was $1.93, decreases of $379 million, $370 million and $3.31, respectively, each compared to the third quarter of 2007.
    During the quarter ended September 30, 2008, we recorded a number of unusual items, including impairment charges associated with long-lived assets and future tax assets, restructuring charges, and a foreign currency gain. The aggregate net charge for unusual items totalled $234 million. On a per share basis, the aggregate net charge for unusual items totalled $2.10.
    During the third quarter ended September 30, 2008, we generated cash from operations of $285 million before changes in non cash operating assets and liabilities, and invested $35 million in non cash operating assets and liabilities. Total investment activities for the third quarter of 2008 were $236 million, including $150 million in fixed asset additions, $4 million in acquisition costs, and $82 million increase in other assets.
    No shares were repurchased during the third quarter of 2008 pursuant to the terms of our normal course issuer bid.

    NINE MONTHS ENDED SEPTEMBER 30, 2008
    ------------------------------------

    We posted sales of $18.9 billion for the nine months ended September 30, 2008, a decrease of 2% over the nine months ended September 30, 2007. This lower sales level was a result of decreases in our North American production sales and complete vehicle assembly sales, offset in part by increases in our European and Rest of World production sales and our tooling, engineering and other sales.
    During the nine months ended September 30, 2008, North American and European average dollar content per vehicle increased 2% and 18%, respectively, each over the comparable nine-month period in 2007. During the nine months ended September 30, 2008, North American and European vehicle production declined 14% and 3%, respectively, each over the comparable nine-month period in 2007.
    Complete vehicle assembly sales decreased 7% to $2.827 billion for the nine months ended September 30, 2008 compared to $3.027 billion for the nine months ended September 30, 2007, while complete vehicle assembly volumes declined 31% to 108,503 units compared to the first nine months of 2007.
    During the nine months ended September 30, 2008, operating income was $493 million, net income was $219 million and diluted earnings per share was $1.92, decreases of $456 million, $416 million and $3.77, respectively, each compared to the third quarter of 2007.
    During the nine months ended September 30, 2008, we generated cash from operations of $1.21 billion before changes in non cash operating assets and liabilities, and invested $532 million in non cash operating assets and liabilities. Total investment activities for the first nine months of 2008 were $770 million, including $465 million in fixed asset additions, $109 million to purchase subsidiaries, and $196 million increase in investments and other assets.
    During the nine months ended September 30, 2008, we purchased for cancellation 3.5 million Class A Subordinate Voting Shares for cash consideration of $245 million, pursuant to terms of our normal course issuer bid program.
    A more detailed discussion of our consolidated financial results for the third quarter and nine months ended September 30, 2008 is contained in the Management's Discussion and Analysis of Results of Operations and Financial Position and the unaudited interim consolidated financial statements and notes thereto, which are attached to this Press Release.
    Don Walker, Magna's co-CEO commented, "As a result of the extremely challenging conditions of the automotive industry in North America, including weakening automotive sales and vehicle production, it is necessary and prudent that we undertake further restructuring actions. None the less, we continue to invest in new technologies and programs with our customers for Magna's long-term growth and profitability that will benefit our customers, employees and shareholders in the years ahead."

    DIVIDENDS
    ---------

    Our Board of Directors yesterday declared a quarterly dividend with respect to our outstanding Class A Subordinate Voting Shares and Class B shares for the quarter ended September 30, 2008. The dividend of U.S.$0.18 per share is payable on December 15, 2008 to shareholders of record on November 28, 2008.
    Vincent J. Galifi, our Executive Vice President and Chief Financial Officer said, "During the third quarter, the auto industry downturn worsened in North America and spread to Western Europe. These factors took their toll on our third quarter financial results, and conditions are not expected to improve meaningfully in the short term. Across Magna, we are reviewing all uses of cash with an eye to maintaining our strong financial position in light of the turmoil currently facing many automotive participants. Our Board's decision to adjust our dividend as a result of our reduction in profitability and uncertainty about the timing of an industry recovery in our traditional markets reflects this view."

    2008 OUTLOOK
    ------------

    We have significantly reduced our expectations for 2008 light vehicle production volumes in North America. For the full year 2008, we now expect light vehicle production volumes of approximately 12.8 million units in North America and approximately 14.9 million units in Europe. Consequently, we expect consolidated sales to be between $23.2 billion and $24.3 billion for full year 2008. Full year 2008 average dollar content per vehicle is expected to be between $835 and $860 in North America and between $475 and $495 in Europe. We expect full year 2008 complete vehicle assembly sales to be between $3.25 billion and $3.45 billion.
    In addition, we expect that full year 2008 spending for fixed assets will be in the range of $700 million to $750 million.
    In our 2008 outlook we have assumed no significant acquisitions or divestitures, and no significant labour disruptions in our principal markets. In addition, we have assumed that foreign exchange rates for the most common currencies in which we conduct business relative to our U.S. dollar reporting currency will approximate current rates.
    We are the most diversified global automotive supplier. We design, develop and manufacture technologically advanced automotive systems, assemblies, modules and components, and engineer and assemble complete vehicles, primarily for sale to original equipment manufacturers ("OEMs") of cars and light trucks. Our capabilities include the design, engineering, testing and manufacture of automotive interior systems; seating systems; closure systems; body and chassis systems; vision systems; electronic systems; exterior systems; powertrain systems; roof systems; as well as complete vehicle engineering and assembly.
    We have approximately 80,000 employees in 243 manufacturing operations and 63 product development and engineering centres in 24 countries.

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    We will hold a conference call for interested analysts and shareholders to discuss our third quarter results on Tuesday, November 4, 2008 at 8:30 a.m. EST. The conference call will be chaired by Vincent J. Galifi, Executive Vice-President and Chief Financial Officer. The number to use for this call is 1-800-894-8917. The number for overseas callers is 1-212-231-2901. Please call in 10 minutes prior to the call. We will also webcast the conference call at www.magna.com. The slide presentation accompanying the conference call will be available on our website Tuesday morning prior to the call.

    For further information, please contact Louis Tonelli, Vice-President, Investor Relations at 905-726-7035.

    For teleconferencing questions, please contact Karin Kaminski at
    905-726-7103.
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    FORWARD-LOOKING STATEMENTS
    --------------------------

    The previous discussion may contain statements that, to the extent that they are not recitations of historical fact, constitute "forward-looking statements" within the meaning of applicable securities legislation. Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, objectives or economic performance, or the assumptions underlying any of the foregoing. We use words such as "may", "would", "could", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "forecast", "project", "estimate" and similar expressions to identify forward-looking statements. Any such forward-looking statements are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks, assumptions and uncertainties. These risks, assumptions and uncertainties include, without limitation, the impact of: shifting OEM market shares; declining production volumes and changes in consumer demand for vehicles; a reduction in the production volumes of certain vehicles, such as certain light trucks; the termination or non-renewal by our customers of any material contracts; our ability to offset increases in the cost of commodities, such as steel and resins, as well as energy prices; fluctuations in relative currency values; our ability to offset price concessions demanded by our customers; our dependence on outsourcing by our customers; our ability to compete with suppliers with operations in low cost countries; changes in our mix of earnings between jurisdictions with lower tax rates and those with higher tax rates, as well as our ability to fully benefit tax losses; other potential tax exposures; the financial distress of some of our suppliers and customers; the inability of our customers to meet their financial obligations to us; our ability to fully recover pre-production expenses; warranty and recall costs; product liability claims in excess of our insurance coverage; expenses related to the restructuring and rationalization of some of our operations; impairment charges; our ability to successfully identify, complete and integrate acquisitions; risks associated with program launches; legal claims against us; risks of conducting business in foreign countries including Russia; the risk that the growth prospects expected to be realized in Russia and other markets may not be fully realized, may take longer to realize than expected or may not be realized at all; work stoppages and labour relations disputes; changes in laws and governmental regulations; costs associated with compliance with environmental laws and regulations; potential conflicts of interest involving our indirect controlling shareholder, the Stronach Trust; and other factors set out in our Annual Information Form filed with securities commissions in Canada and our annual report on Form 40-F filed with the United States Securities and Exchange Commission, and subsequent filings. In evaluating forward-looking statements, readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements. Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements to reflect subsequent information, events, results or circumstances or otherwise.

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    For further information about Magna, please see our website at
    www.magna.com. Copies of financial data and other publicly filed documents are available through the internet on the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com and on the United States Securities and Exchange Commission's Electronic Data Gathering, Analysis and Retrieval System (EDGAR) which can be accessed at www.sec.gov
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